SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

TECHTEAM GLOBAL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

878311109
(CUSIP Number)

Mr. Charles Frumberg
Emancipation Capital
825 Third Avenue
New York, NY 10022
(212) 605-0661

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878311109	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Emancipation Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 878311109	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Emancipation Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 878311109	SCHEDULE 13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Emancipation Capital Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 878311109	SCHEDULE 13D	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON Charles Frumberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 878311109	SCHEDULE 13D	Page 6 of 7 Pages

The Schedule 13D filed by the Reporting Persons on October 31, 2008 relating to shares ("Shares") of the common stock, par value $0.01, of TechTeam Global, Inc.(the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D filed on February 13, 2009, Amendment No. 2 to the Schedule 13D filed on June 9, 2010, Amendment No. 3 to the Schedule 13D filed on September 20, 2010 and  Amendment No. 4 to the Schedule 13D filed on November 10, 2010 is hereby amended as set forth below by this Amendment No. 5 to the Schedule 13D ("Amendment No. 5").

Except as specifically provided herein, Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Pursuant to the Agreement and Plan of Merger) by and among the Issuer, Stefanini International Holdings Ltd ("Parent") and Platinum Merger Sub, Inc. ("Purchaser"), and the Tender and Support Agreement the shares of the Reporting Person were tendered pursuant to a tender offer by Purchaser to purchase all outstanding Issuer common stock for $8.35 a share, without interest, less any withholding taxes. The offer was consummated on December 13, 2010.

Mr. Frumberg's options, which were outstanding and unexercised immediately prior to the purchase of tendered shares by Purchaser (the "Purchase Time"), to the extent unvested, accelerated, and became fully vested  and all such outstanding and unexercised options were immediately cancelled and terminated at the Purchase Time and converted into the right to receive a cash payment of $73,060, representing (a) the excess of $8.35 over the exercise price of each stock option, if any, multiplied by (b) the number of shares subject to such options.

As of this date, the Reporting Persons have no remaining beneficial ownership in the Issuer.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           As of this dade, the Reporting Persons may be deemed to beneficially own, in the aggregate, approximately 0% of the Issuer's outstanding Shares

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c)           The Reporting Persons tendered all of their Shares in a tender offer by the Purchaser for $8.35 a share. The offer was consummated on December 13, 2010. The information set forth in Item 4 to this Amendment No. 5 is incorporated herein by reference.

Item 5(e)

As described in Item 4 above, the Reporting Persons ceased to be beneficial owners of more than 5% of the Issuer's outstanding Shares on December 13, 2010.

CUSIP No. 878311109	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:

EMANCIPATION CAPITAL, LP

By:	Emancipation Capital, LLC, its general partner

By:	/s/ Charles Frumberg
Name: Charles Frumberg
Title: Managing Member

EMANCIPATION CAPITAL MASTER LTD.

By:	/s/ Charles Frumberg
Name: Charles Frumberg
Title: Director

EMANCIPATION CAPITAL, LLC

By:	/s/ Charles Frumberg
Name: Charles Frumberg
Title: Managing Member

CHARLES FRUMBERG

/s/ Charles Frumberg